

March 10, 2010

Via Facsimile (646) 502-4778

Mr. Caleb A. Chill
VP General Counsel and Corporate Secretary
Answers Corporation
237 West 35th Street, Suite 1101
New York, New York 10001

   Re: **Answers Corporation**
       Form 10-K/A for the Fiscal Year ended December 31, 2008
       Filed March 3, 2010
       File No. 001-32255

Dear Mr. Chill:

   We have completed our review of your Form 10-K/A and related filings and have no further comments at this time on the specific issues raised.

          Sincerely,

          Maryse Mills-Apenteng
          Special Counsel